UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

PT Webuy Social Indonesia (“PTWB”), a 95% owned subsidiary of WEBUY GLOBAL LTD (the “Company”), has incurred accounts payable in aggregate amount of US$1,149,651.91 to certain creditors, who designated a few individuals to receive settlement on their behalf. On May 15, 2025, the Company decided to settle the accounts payable on behalf of PTWB by entering into debt settlement and mutual release agreements (the “Agreements”) with those individuals.

Pursuant to the Agreements, on May 19, 2025, the Company issued 164,612 Class A ordinary shares (the “Shares”), valued at US$6.984 per Share, which is 90% of the closing price as reported by Nasdaq on May 14, 2024.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”), dated May 22, 2025, pursuant to which the Company agreed to register for resale the Class A ordinary shares issuable pursuant to the Agreements with the U.S. Securities and Exchange Commission (the “SEC”) within 45 days from the date of the Registration Rights Agreement.

The foregoing description of the Agreements and the Registration Rights Agreement is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Debt Settlement Agreement
10.2	Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: May 23, 2025	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Financial Officer

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